UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

Titanium Metals Corporation

(Name of Subject Company)

Titanium Metals Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

888339 10 8

(CUSIP Number of Class of Securities)

Andrew B. Nace

Vice President and General Counsel

Titanium Metals Corporation

5430 LBJ Freeway, Suite 1700

Dallas, Texas 75240

(972) 233-1700

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Glenn D. West

R. Jay Tabor

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, Texas 75201

(214) 746-7700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) further amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed on November 20, 2012 with the U.S. Securities and Exchange Commission (the “SEC”) by Titanium Metals Corporation, a Delaware corporation (the “Company,” “TIMET,” “we,” “our” or “us”), as amended and supplemented by Amendment No. 1 filed on November 23, 2012 and Amendment No. 2 filed on November 28, 2012. The Statement relates to the cash tender offer by ELIT Acquisition Sub Corp., a Delaware corporation (“Purchaser”), which is a wholly-owned subsidiary of Precision Castparts Corp., an Oregon corporation (“Parent”), to purchase all of the outstanding shares of Common Stock at a purchase price of $16.50 per share, payable net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law (the “Offer Price”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Purchaser and Parent with the U.S. Securities and Exchange Commission (the “SEC”) on November 20, 2012, as amended and supplemented by Amendment No. 1 filed on November 23, 2012 and Amendment No. 2 filed on November 28, 2012, and is upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 20, 2012 (as amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Statement.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 8. ADDITIONAL INFORMATION.

Item 8, “Additional Information,” is hereby amended and supplemented by inserting the following after the tenth paragraph under the heading “Litigation”:

“On December 4, 2012, the Court of Chancery of the State of Delaware consolidated the Delaware Actions into one action captioned In Re Titanium Metals Corporation Shareholders Litigation, C.A. No. 8029-CS (Consolidated), designated as operative the amended complaint filed in the Kahn Action, and scheduled a preliminary injunction hearing for December 19, 2012.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TITANIUM METALS CORPORATION

Dated: December 5, 2012	By:	/s/ James W. Brown
	Name:	James W. Brown
	Title:	Vice President and Chief Financial Officer